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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

      Cayenne Software, Inc. (formerly Bachman Information Systems, Inc.)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   056359102
-------------------------------------------------------------------------------
                                 (CUSIP Number)
Associated Capital, L.P.                                 Margery K. Neale, Esq.
A Cap, Inc.                           Shereff, Friedman, Hoffman & Goodman, LLP
Jay H. Zises                                                   919 Third Avenue
Selig A. Zises                                         New York, New York 10022
Nancy J. Frankel-Zises                                          (212) 758-9500
-------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 9, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D
------------------------------------------ ---------------------------- --------------------------------------------
CUSIP No.  056359102                                                    Page    2    of     12   Pages
           -------------                                                     -------     -------
-------- -----------------------------------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         ASSOCIATED CAPITAL, L.P.
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)  / /
                                                                                                          (b)  / /
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                               / /
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------- ------ ---------------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             845,000
     NUMBER OF        ------ ---------------------------------------------------------------------------------------
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ------ ---------------------------------------------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               845,000
       PERSON         ------ ---------------------------------------------------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER


-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON
         845,000
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                / /
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.8%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                                   SCHEDULE 13D
------------------------------------------ ---------------------------- --------------------------------------------
CUSIP No.  056359102                                                    Page    3    of    12    Pages
           -------------                                                     -------     -------
-------- -----------------------------------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         A CAP, INC.
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a)  / /
                                                                                                         (b)  / /
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                / /
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------- ------ ---------------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             845,000
     NUMBER OF        ------ ---------------------------------------------------------------------------------------
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ------ ---------------------------------------------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               845,000
       PERSON         ------ ---------------------------------------------------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER


-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON
         845,000
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                / /
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.8%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                                   SCHEDULE 13D
------------------------------------------ ---------------------------- --------------------------------------------
CUSIP No.  056359102                                                    Page    4    of    12    Pages
           -------------                                                     -------     -------
-------- -----------------------------------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         JAY H.  ZISES
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a)  / /
                                                                                                            (b) / /

-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC, PF, 00
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                              / /
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------- ------ ---------------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             1,242,500
     NUMBER OF        ------ ---------------------------------------------------------------------------------------
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY               125,500
      OWNED BY        ------ ---------------------------------------------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               1,242,500
       PERSON         ------ ---------------------------------------------------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER
                               125,500

-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON
         1,368,000
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                              / /
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.8%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                                   SCHEDULE 13D
------------------------------------------ ---------------------------- --------------------------------------------
CUSIP No.  056359102                                                    Page    5    of      12   Pages
           -------------                                                     -------     --------
-------- -----------------------------------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         SELIG A.  ZISES
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)  / /
                                                                                                          (b)  / /
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF, OO
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                             / /
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
--------------------- ------ ---------------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             471,900
     NUMBER OF        ------ ---------------------------------------------------------------------------------------
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY              25,000
      OWNED BY        ------ ---------------------------------------------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               471,900
       PERSON         ------ ---------------------------------------------------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER
                              25,000

-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON
         496,900
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             / /
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.8%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

                  This Amendment No. 8 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission on March 23, 1995, as amended by Amendments No. 1, 2, 3, 4, 5, 6 and 7 thereto (the "Statement") with respect to the common stock, $.01 par value per share, of Cayenne Software, Inc. (the "Common Stock"). Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

Item 3.           Source and Amount of Funds

                  Associated Capital purchased an aggregate of 175,000 shares at an aggregate cost of $792,370.50, using its own funds. Jay H. Zises purchased an aggregate of 13,000 shares of Common Stock for his personal and retirement accounts at an aggregate cost of $53,625, using his own funds. The 8,500 shares of Common Stock purchased by Justin Zises were purchased at an aggregate cost of $39,125, using his own funds. The 12,500 shares of Common Stock purchased in the Uniform Gift to Minors Act ("UGMA") account for Meryl Zises were purchased at an aggregate cost of $56,107.50, using funds from the UGMA account. The 8,500 shares of Common Stock purchased by Lara Zises were purchased at an aggregate cost of $39,125, using her own funds. The 8,500 shares of Common Stock purchased by Samantha Zises were purchased at an aggregate cost of $39,125, using her own funds. The 5,000 shares of Common Stock purchased by Susan Zises were purchased at an aggregate cost of $21,875, using her own funds. Selig A. Zises purchased an aggregate of 50,400 shares of Common Stock for his personal and retirement accounts at an aggregate cost of $216,710, using his own funds. The 5,000 shares of Common Stock purchased by Lynn Zises were purchased at an aggregate cost of $21,743.50, using her own funds.

                        All of the amounts reported herein are net of commissions.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) Associated Capital is the beneficial and record owner of 845,000 shares of Common Stock, or 4.8% of the outstanding shares of Common Stock.

                  As the general partner of Associated Capital, A Cap has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 845,000 shares of Common Stock owned by Associated Capital. Accordingly, A Cap may be deemed to be the beneficial owner of such 845,000 shares of Common Stock or 4.8% of the outstanding shares of Common Stock.

                  Jay Zises, as President of A Cap, has the sole power to vote and to direct the voting of, and to dispose and to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by A Cap. Accordingly, Mr. Zises may be deemed to be the beneficial owner of such 845,000 shares of Common Stock or 4.8% of the outstanding shares of Common Stock.

                  Jay Zises is the beneficial and record owner of an aggregate of 370,000 shares of Common Stock or 2.1% of the outstanding in his personal account, individual retirement account ("IRA") and Keogh account. As hereinafter described, Mr. Zises also may be deemed to own beneficially an additional 153,000 shares of Common Stock or 0.9% of the outstanding. Such shares are owned of record as follows: (i) 23,500 shares of Common Stock (0.1%) held in the account of his son, Justin Zises, (ii) 27,500 shares of Common Stock (0.2%) held in an UGMA account for the benefit of his daughter, Meryl Zises, (iii) 23,500 shares of Common Stock (0.1%) in the account of his daughter, Lara Zises, and (iv) 23,500 shares of Common Stock (0.1%) in the account of his daughter, Samantha Zises, (v) 30,000 shares of Common Stock (0.2%) in the account of his ex-wife, Susan Zises, and (vi) 25,000 shares of Common Stock (0.1%) in the account of his mother-in-law, Inge Frankel.

                  In addition to the 845,000 shares of Common Stock owned by Associated Capital, Jay Zises has sole power to vote or direct the vote of, and to dispose and to direct the disposition of, 397,500 shares of Common Stock, consisting of (A) the 370,000 shares held in Mr. Zises's personal, IRA and Keogh accounts, and (B) the 27,500 shares held in the UGMA account for Meryl Zises. Jay Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 125,500 shares of Common Stock, consisting of (A) the 23,500 shares held in Lara Zises's account, (B) the 23,500 shares held in Samantha Zises's account, (C) the 23,500 shares held in Justin Zises's account, (D) the 30,000 shares held in Susan Zises's account, and (E) the 25,000 shares held in Inge Frankel's account.

                  Selig A. Zises is the beneficial and record owner of an aggregate of 471,900 shares of Common Stock, or 2.7% of the outstanding, in Mr. Zises's personal account and IRA. In addition, as described below, Mr. Zises also may be deemed to own beneficially an additional 25,000 shares of Common Stock, or 0.1% of the outstanding, held in the account of his daughter, Lynn Zises.

                  Selig A. Zises has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 471,900 shares of Common Stock, consisting of all of the shares held in Mr. Zises's personal and IRA accounts. Selig A. Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 25,000 shares of Common Stock, consisting of the shares held in Lynn Zises's account.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). The percentage of ownership of the Reporting Persons is based on 17,631,445 outstanding shares of Common Stock of the Issuer based on the Issuer's Quarterly

Report on Form 10-Q for the quarter ended June 30, 1996.

Item 7.  Material to be Filed as Exhibits

                  Exhibit A.  Purchases of Common Stock of Issuer.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ASSOCIATED CAPITAL, L.P.

                                       By: A CAP, INC., as General Partner


                                       By:  /s/ Jay H. Zises
                                           -------------------------------
                                            Jay H. Zises, President


                                       A CAP, INC.


                                       By: /s/ Jay H. Zises
                                           -------------------------------
                                           Jay H. Zises, President


                                       /s/ Jay H. Zises
                                       -----------------------------------
                                       JAY H. ZISES


                                       /s/ Selig A. Zises
                                       -----------------------------------
                                       SELIG A. ZISES

Dated: October 11, 1996